March 13, 2006

Mr. Jeffrey Werbitt

Division of Corporation Finance

United States Securities and

Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	US LEC Corp.

Schedule TO-I/A filed February 23, 2006

File No. 5-54177

Dear Mr. Werbitt:

In connection with US LEC Corp.’s (“US LEC”) responses to comments received from the staff of the Division of Corporation Finance in its letter dated March 7, 2006, US LEC acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Yours truly,

US LEC CORP.

/s/ J. Lyle Patrick

J. Lyle Patrick

Executive Vice President

and Chief Financial Officer

cc:	Barney Stewart III

Thomas Gooley

Michael Shor

Shane Turley